
mondi


10016322

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

7 September 2010


SEC MAIL PROCESSING
RECEIVED
SEP 09 2010
WASH, D.C.
200
SECTION

Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

SUPPL

Dear Sir

MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed a copy of a form CM39 filed with the South African Registrar of Companies on 4 August 2010 in connection with Mondi plc's branch registration in South Africa.

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

9/15

FILE NO. 82-35165

CM39


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 04/08/2010

Our Reference: 19549392
Box: **120655**
Sequence: **5**

ELISE WALDECK CORPORATE STATUTORY SERVICES CC
Basket: ELISEW

RE: Amendment to Company Information
Company Number: 2007/014903/10
Company Name: MONDI PLC INCORPORATED IN ENGLAND AND WALES

We have received a CM39 (Alteration to memorandum of external company) from you dated 27/07/2010.

The CM39 was accepted and placed on file.



Yours truly
Registrar of Companies
WBG

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM39

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 04, 2010 08:14
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	2007 / 014903 / 10
Enterprise Name	MONDI PLC INCORPORATED IN ENGLAND AND WALES
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	22/05/2007
Business Start Date	22/05/2007
Enterprise Type	External Company
Enterprise Status	In Business
Financial year end	December
Main Business/Main Object	CARRY THE BUSINESS OF A HOLDING COMPANY IN ALL ITS BRANCHES AND FOR THAT PURPOSE TO ACQUIRE
Postal address	POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH SOUTH AFRICA 2076
Address of registered office	4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH JOHANNESBURG SOUTH AFRICA 2196



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 04, 2010 08:14
Certificate of Confirmation

Registration number	2007 / 014903 / 10
Enterprise Name	MONDI PLC INCORPORATED IN ENGLAND AND WALES

Auditors

Name	DELOITTE AND TOUCHE
Postal Address	PRIVATE BAG X6 GALLO MANOR 2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
NICHOLAS, JOHN EDWARDS		Director	02/10/2009	Postal: OVERROARDS 2 GROVE ROAD, BEACONSFIELD, BUCKINGHAMSHIRE HP9 IUP, 0000 Residential: OVERROADS 2 GROVE ROAD, BEACONSFIELD, BUCKINGHAMSHIRE HP9 IUP, 0000
KING, ANDREW CHARLES WALLIS	6909135109086	Director	23/10/2008	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 9 PORTER AVENUE, MELROSE NORTH, JOHANNESBURG, 2196
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA
RAMAPHOSA, CYRIL MATAMELA	5211175681087	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: POSTNET SUITE 167, PRIVATE BAG X9924, SANDTON, 2146
WILLIAMS, DAVID MICHAEL	460118	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BUNZL PLC, 110 PARK STREET, LONDON, W1K 6NX, UNITED KINGDOM, 0000



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM39

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 04, 2010 08:14
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
QUINN, ANNE CECILLE	510704	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY, UNITED KINGDOM, 0000
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
MATTHEWS, COLIN STEPHEN	560420	Director	22/05/2007	Postal: BUILDING 1, AVIATOR PARK, STATION ROAD, ADDLESTONE, SURREY, KT15 2PG, UNITED KINGDOM, 0000 Residential: BRAE COTTAGE, BUTE AVENUE, RICHMOND, SURREY, TW10 7AX, UNITED KINGDOM, 0000
HUNT, CAROL ANNE	610422	Company Secretary (Natural Person)	22/05/2007	Postal: BUILDING 1 AVIATOR PARK, STATION ROAD ADDLESTONE, SURREY KT15 2PG, UNITED KINGDOM, 0000 Residential: 20 CARLTON HOUSE TERRACE, LONDON, SW1Y 5AN, 0000
LAUBSCHER, PHILIP ALBERT as an officer of M2007014903	5511185026086	Officer	22/05/2007	Postal: POSTNET SUITE #444, MELROSE ARCH, JOHANNESBURG, SOUTH AFRICA, 2076 Residential: 67 TANA ROAD, SUNNINGHILL, SOUTH AFRICA, 2157
LAUBSCHER, PHILIP		Representative	22/05/2007	Postal: P O BOX 61101, MARSHALLTOWN, JOHANNESBURG, 2107 Residential: 55 MARSHALL STREET, JOHANNESBURG, 2001
HATHORN, DAVID ANDREW	6205215098087	Director	22/05/2007	Postal: POSTNET SUITE #444, PRIVATE BAG X1, MELROSE ARCH, SOUTH AFRICA, 2076 Residential: 17B SPRINGHILL ROAD, SANDTON, 2146



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile